SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT REPORTS FIRST HALF 2005

OPERATING AND FINANCIAL RESULTS WITH LIMITED REVIEW REPORT

Jakarta, 29 August 2005. PT Indosat Tbk (“Indosat” or “the Company”) released its consolidated first half 2005 operating and financial results with limited review report by the Independent Auditor. The Company recorded operating revenues and operating income for the period ended 30 June 2005 amounting to Rp5,884.3 billion and Rp1,916.4 billion, respectively. Net income was recorded as Rp786.3 billion for the same period. Net income was reported a 4.6% decline compared to the same period last year due to a restatement of first half 2004 figures due to the early adoption of SAK 24 (revised 2004) and SAK 38 (Revised 2004). Before the restatement which recognized gain on sale of ownership in PIN in shareholders’ equity account instead of profit and loss statement, net income would have increased by around 9.5%. Prasetyo, Sarwoko & Sandjaja, a member of Ernst & Young Global is the Company’s Independent Auditor.

For the period ended 30 June 2005, cellular, fixed telecommunications, and Multimedia, Data Communications, and Internet (MIDI) services contributed 74.9%, 11.2%, and 13.9% respectively to our operating revenues.

The financial statements were prepaid in accordance with the Indonesian Generally Accepted Accounting Principles.

Financial Summary

For the period ended 30 June

Description (in Rp billion)	2004 (Restated 1)	2005	Change (%)
Operating Revenues	5,074.1	5,884.3	16.0%
Operating Expenses	3,341.5	3,967.9	18.7%
Operating Income	1,732.6	1,916.4	10.6%
Net Income [2]	823.9	786.3	-4.6%
Net Income (Before Restatement)	717.6	786.3	9.5%
EBITDA	2,978.4	3,393.7	13.9%

(1)

Restated for the early adoption of Statement of Financial Accounting Standards (‘‘SAK’’) 24 (Revised 2004), ‘‘Accounting for Employee Benefits’’, and SAK 38 (Revised 2004), ‘‘Accounting for Restructuring Transactions of Entities under Common Control’’.

(2)    In 1H-04 we recorded gain from the sale of our shares in MGTI amounting to Rp278.7 billion and gain from the sale of our shares in PIN amounting to Rp110.9 billion

“I am pleased to report that during the first half 2005 we continue to gain benefit from the cellular growing markets, as reflected in our cellular subscriber base of 12.9 million customers as of 30 June 2005 or growth of 75.1% and cellular revenues growth of 30.7% compared to the same period last year. While we also continue to book sustainable revenues growth in our MIDI (Multimedia, Data Communications, and Internet) services of  13.1% compared to the same period last year. On IDD business, we recorded a decline in its revenues due to a tighter competition, as well as the availability of various competitive products and services,” cited Mr. Hasnul Suhaimi, Indosat President Director.

In the second quarter 2005, we have successfully finalized our financing plan. We issued Indosat Bond IV and Syariah Ijarah bond in local market (Surabaya Stock Exchange), both totaling Rp 1.1 trillion with respective ratings of idAA+ and idAA+sy from Pefindo.  On international offering, we conducted a 7.125% guaranteed notes due 2012 of US$ 250 million offering under Regulations S for outside United States and under rule 144A of the U.S. Securities Act of 1933 for QIBs in the United States, and on such offering, we have obtained Moody’s and S&P ratings of B1 and BB-, respectively. Indosat has secured all the proceeds from these offerings to develop our businesses, especially for developing our cellular network.

On August 30, 2005, Indosat will conduct a public expose at its Head Quarter,  Jl. Medan Merdeka Barat 21 Jakarta. In the expose, management will discuss the Company’s financial and operating results of first half 2005 as well as its future plan.

Indosat is a leading telecommunication and information provider that provides : cellular (Mentari, Matrix and IM3), IDD (IDD 001, IDD 008 and FlatCall 016), and fixed wireless services (StarOne), Multimedia, Data Communications and Internet (MIDI). Indosat’s shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depositary Shares are listed on the new York Stock Exchange (NYSE:IIT).

For further information please contact :

Corporate Secretary

Telp : 62-21-3869 614

Fax : 62-21-380 4045

E-mail: investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : August 30, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director